

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2018

Edward Smith
Chief Executive Officer
SMTC Corporation
7050 Woodbine Ave., Suite 300
Markham, Ontario, Canada L3R 4G8

      Re: SMTC Corporation
           Registration Statement on Form S-3
           Filed May 16, 2018
           File No. 333-225000

Dear Mr. Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

           Division of Corporation Finance
           Office of Information Technologies
           and Services

cc: David J. Katz